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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 Exelixis, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   30161Q 10 4
                                 (CUSIP Number)

                                  July 12, 2000
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | | Rule 13d-1(b)

         |X| Rule 13d-1(c)

         | | Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13G

---------------------                                      ---------------------
CUSIP NO. 30161Q 10 4                                      PAGE 2 OF 9 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                              Pharmacia & Upjohn AB
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
     (SEE INSTRUCTIONS)                                            (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Sweden
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER
  NUMBER OF                                      2,355,769
    SHARES                 -----------------------------------------------------
BENEFICIALLY               6.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 7.  SOLE DISPOSITIVE POWER
   PERSON                                        2,355,769
    WITH                   -----------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,355,769
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                        [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                      ---------------------
CUSIP NO. 30161Q 10 4                                      PAGE 3 OF 9 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                        Pharmacia & Upjohn Holdings B.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
     (SEE INSTRUCTIONS)                                            (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Netherlands
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER
  NUMBER OF                                      2,355,769
    SHARES                 -----------------------------------------------------
BENEFICIALLY               6.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 7.  SOLE DISPOSITIVE POWER
   PERSON                                        2,355,769
    WITH                   -----------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,355,769
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                        [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                      ---------------------
CUSIP NO. 30161Q 10 4                                      PAGE 4 OF 9 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                            Pharmacia & Upjohn, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
    (SEE INSTRUCTIONS)                                             (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER
  NUMBER OF                                      2,355,769
    SHARES                 -----------------------------------------------------
BENEFICIALLY               6.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 7.  SOLE DISPOSITIVE POWER
   PERSON                                        2,355,769
    WITH                   -----------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,355,769
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                        [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                      ---------------------
CUSIP NO. 30161Q 10 4                                      PAGE 5 OF 9 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                              Pharmacia Corporation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
     (SEE INSTRUCTIONS)                                            (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER
  NUMBER OF                                      2,355,769
    SHARES                 -----------------------------------------------------
BENEFICIALLY               6.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 7.  SOLE DISPOSITIVE POWER
   PERSON                                        2,355,769
    WITH                   -----------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,355,769
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                        [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO, HC
--------------------------------------------------------------------------------

CUSIP Number:  30161Q 10 4                                          Page 6 of 9

ITEM 1

         (a).     Name of Issuer:  Exelixis, Inc., a Delaware
                  corporation ("Exelixis")

         (b).     Address of Issuer's Principal Executive Offices:
                  170 Harbor Way, P.O. Box 511, South San Francisco,
                  California 94083.

ITEM 2.

         (a). Name of Person Filing: Pharmacia & Upjohn AB, a Swedish
corporation ("P&U AB"), Pharmacia & Upjohn Holdings B.V., a "check the box"
entity incorporated in the Netherlands ("P&U BV"), Pharmacia & Upjohn, Inc., a
Delaware corporation ("P&U Inc."), and Pharmacia Corporation, a Delaware
corporation ("PHA" , and together with P&U AB, P&U BV and P&U Inc., the
"Reporting Persons").

         (b). Address of Principal Business Office: The principal business address of P&U AB is Pharmacia & Upjohn AB, S-171 97 Stockholm, Sweden. The
principal business address of P&U BV is Pharmacia & Upjohn Holdings B.V.,
Houttuinlaan 4, NL - 3447 GM Woerden, the Netherlands. The principal business address of each of P&U Inc. and PHA is 100 Route 206, Peapack, New Jersey 07977.

         (c). Citizenship: P&U AB, is a Swedish corporation, P&U BV is a "check the box" entity incorporated in the Netherlands, P&U Inc. and PHA are Delaware
corporations.

         (d). Title of Class of Securities: Common stock, par value $0.001 per share (the "Shares").

         (e).  CUSIP Number:  30161Q 10 4

ITEM 3. If This Statement is Filed Pursuant to Rule 13d- 1(b) or 13d-2(b) or
(c), Check Whether the Person Filing is a:

         (a).     [ ]      Broker or dealer registered under Section 15
                           of the Exchange Act;

         (b).     [ ]      Bank as defined in Section 3(a)(6) of the
                           Exchange Act;

         (c).     [ ]      Insurance company as defined in Section
                           3(a)(19) of the Exchange Act;

CUSIP Number:  30161Q 10 4                                          Page 7 of 9

         (d). [ ] Investment company registered under Section 8
                  of the Investment Company Act;

         (e). [ ] An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f). [ ] An employee benefit plan or endowment fund in
                  accordance with Rule 13d-1(b)(1)(ii)(F);

         (g). [ ] A parent holding company or control person in
                  accordance with Rule 13d-1(b)(1)(ii)(G);

         (h). [ ] A savings association as defined in Section
                  3(b) of the Federal Deposit Insurance Act;

         (i). [ ] A church plan that is excluded from the
                  definition of an investment company under
                  Section 3(c)(14) of the Investment Company
                  Act;

         (j). [ ] Group in accordance with Rule 13d-
                  1(b)(1)(ii)(j).

          If this statement is filed pursuant to Rule 13d-1(c), check this box.
          [x]

ITEM 4.  Ownership.

          (a). P&U AB beneficially owns 2,355,769 Shares of Exelixis. P&U BV,
          P&U Inc. and PHA may be each deemed to beneficially own 2,355,769
          Shares of Exelixis.

          (b). The percentage interest held by each Reporting Person presented below is based on the number of Shares reported to be outstanding as of July 31, 2000 in Exelixis' Quarterly Report on Form 10-Q, for the
          quarter ended June 30, 2000, filed on August 14, 2000 (the
          "Outstanding Shares").

               P&U AB beneficially owns approximately 5.2% of the Outstanding
          Shares. P&U BV, P&U Inc. and PHA may be each deemed to beneficially own approximately 5.2% of the Outstanding Shares.

          (c). Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 5 above.

CUSIP Number:  30161Q 10 4                                          Page 8 of 9

ITEM 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

ITEM 7.   Identification and Classification of the Subsidiary Which Acquired
          the Security Being Reported by the Parent Holding Company.

          See Exhibit 99.2.

ITEM 8.   Identification and Classification of the Members of the Group.

          Not Applicable.

ITEM 9.   Notice of Dissolution of Group.

          Not Applicable.

ITEM 10.  Certification.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number:  30161Q 10 4                                         Page 9 of 9

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2000

                                 PHARMACIA & UPJOHN AB

                                 By:  /s/ Hakan Astrom
                                      Name:  Hakan Astrom
                                      Title:  Managing Director

                                 PHARMACIA & UPJOHN HOLDINGS B.V.

                                 By:  /s/ Wim Kuiper
                                      Name:  Wim Kuiper
                                      Title:  Director

                                 PHARMACIA & UPJOHN, INC.

                                 By:  /s/ Don W. Schmitz
                                      Name:  Don W. Schmitz
                                      Title:  Corporate Secretary

                                 PHARMACIA CORPORATION

                                 By:  /s/ Don W. Schmitz
                                      Name:  Don W. Schmitz
                                      Title:  Corporate Secretary

                                INDEX TO EXHIBITS

Exhibit No.                Exhibit

99.1                       Joint Filing Statement, dated October 6,
                           2000, between Pharmacia & Upjohn AB,
                           Pharmacia & Upjohn Holdings B.V.,
                           Pharmacia & Upjohn, Inc. and Pharmacia
                           Corporation

99.2                       Item 7 Information